SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 11-K

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[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number         001-00368

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

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EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, dated June 22, 2016.

99.1	Financial Statements of the Chevron Employee Savings Investment Plan for the fiscal year ended December 31, 2015, prepared in accordance with the financial reporting requirements of ERISA.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 27, 2016	/s/ Christine L. Cavallo
Chevron Corporation, Plan Administrator
By: Christine L. Cavallo, Assistant Secretary and Managing Counsel Chevron Corporation